

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2010

By U.S. Mail and facsimile to 011-86-225-829-9790

Mr. Yangkan Chong
Chief Executive Officer
China New Energy Group Company
20/F, Center Plaza, No.188 Jie Fang Road
He Ping District, Tianjin, China 300042

   Re: China New Energy Group Company
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed April 15, 2010
     File No. 001-32691

Dear Mr. Chong:

   We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Andrew Mew
        Accounting Branch Chief

cc: Mr. Mark Cawley, Esq.
   via facsimile to 212-688-7273